Exhibit 99.196

FOR IMMEDIATE RELEASE

HIGH TIDE ACHIEVES FURTHER RECOGNITION WITH ADDITION TO THE CANNABIS ETF (NYSE: THCX)

CALGARY, May 18, 2021 /CNW/ – High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITID) (FRA:2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce today that it has been added to the Cannabis ETF (NYSE: THCX) (the “THCX”). Listed on New York Stock Exchange’s Archipelago Exchange, the THCX tracks the Innovation Labs Cannabis Index, a portfolio of 33 stocks that are expected to benefit from the growth of the legal global marijuana, cannabinoid and hemp industries.

“High Tide’s inclusion in THCX is a significant vote of confidence in the progress we have made growing and expanding our business, particularly in the United States”, said Raj Grover, President and Chief Executive Officer of High Tide. “Today’s news provides us with an additional tool to broaden our reach and profile among U.S. investors who are attracted to High Tide’s consistent track record of delivering profitability and results for shareholders. With our pending listing on Nasdaq, we hope that more institutions and ETFs will continue to take positions in High Tide”, added Mr. Grover.

About The Cannabis ETF

The THCX is a U.S.-listed ETF that provides investors with a liquid and diversified vehicle to gain access to the explosive growth of the legal cannabis market. The THCX tracks the Innovation Labs Cannabis Index, a modified-market capitalization-weighted index that is rebalanced on a monthly basis.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,1 with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, FABCBD.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX:TLRY) (NASDAQ:TLRY) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

 1 Adjusted EBITDA is a non-IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to High Tide’s intention and ability to complete its NASDAQ listing and High Tide being added to other ETFs in the future. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements, including, but not limited to, the assumption that: (i) High Tide’s financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand and market opportunity for High Tide’s product offerings, (iii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide’s ability to capitalize on anticipated business opportunities, (iv) High Tide will complete its NASDAQ listing. Although considered reasonable by management of High Tide at the time of preparation, these assumptions may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide’s future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

MEDIA INQUIRIES

Omar Khan

Senior Vice President, Corporate and Public Affairs

High Tide Inc.

Tel. 1 (647) 985-4401

Email: omar@hightideinc.com

INVESTOR INQUIRIES

Vahan Ajamian

Capital Markets Advisor

High Tide Inc.

Tel. 1 (403) 265-4207

Email: vahan@hightideinc.com